UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.

ITEM 4. As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018

(d)	Notes to Financial Statements as of December 31, 2018 and 2017

(e)	Schedule H, Line 4i - Schedule of Assets (Held at End of Year), as of December 31, 2018

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 to this Annual Report on Form 11-K.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
DECEMBER 31, 2018 and 2017

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Page

Report of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2018	3

Notes to Financial Statements	4

Supplemental Schedule:*

Schedule of Assets (Held at End of Year) as of December 31, 2018	12

Signature	13

Index to Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina, L.L.P.	15

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, Board of Directors, and the Administrative Committee of the Core Laboratories Profit Sharing and Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H. Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but rather required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ham, Langston & Brezina, L.L.P.
We have served as the Plan’s auditor since 2004.

Houston, Texas
June 24, 2019

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS

Investments, at fair value:
Life insurance contract	$76,187	$78,641
Core Laboratories N.V. Common Stock	22,964,136	42,339,574
Investment funds	155,994,730	120,335,380
Total investments, at fair value	179,035,053	162,753,595

Investments, at contract value:
Group annuity contract	—	51,386,017

Total investments	179,035,053	214,139,612

Receivables:
Participant contributions	215,676	197,782
Employer contributions	113,852	105,831
Notes receivable from participants	2,946,369	3,108,649
Other	49,595	50,445

Total receivables	3,325,492	3,462,707

Total assets	182,360,545	217,602,319

LIABILITIES

Other payables	15,000	15,000

Total liabilities	15,000	15,000

Net assets available for benefits	$182,345,545	$217,587,319

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

Investment income:
Interest and dividend income	$6,133,556
Net (depreciation) in fair value of investments	(29,796,518)

Total investment (loss)	(23,662,962)

Contributions:
Participant	6,864,157
Employer	3,130,359
Participant rollovers	378,328

Total contributions	10,372,844

Interest income on notes receivable from Participants	149,737

Total investment loss and contributions	(13,140,381)

Deductions from net assets attributed to:
Withdrawals and retirement benefits	21,797,545
Administrative expenses	303,848

Total deductions	22,101,393

Net (decrease) in net assets available for benefits:	(35,241,774)

Net assets available for benefits, beginning of year	217,587,319

Net assets available for benefits, end of year	$182,345,545

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

1.	SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by an entity (the "Company") wholly owned by Core Laboratories N.V. and was established, effective October 1, 1994, through its predecessor entity, Core Laboratories, Inc. The following brief description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code").

Plan Amendments

The Plan, from time to time, makes amendments to incorporate changes in regulations and provide clarity to its provisions. The Plan was amended and most recently restated on January 1, 2015 for this purpose, and continues to make Plan amendments, as appropriate, and any significant revisions to Plan policy are contained herein.

Effective on April 1, 2018, the Plan was amended ("Third Amendment") to eliminate the eligibility requirement to attain the age of twenty-one for participation in the Plan.

Effective October 1, 2018, the Plan adopted by the Company is a volume submitter ("VS") plan that is designed to comply with provisions of the IRC Economic Growth and Tax Reconciliation Act of 2001 ("EGTRRA"). Such VS plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the "Cumulative List") provided under EGTRRA. Accordingly, the Plan was eligible for a six-year remedial amendment cycle. Because the Plan is a VS plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable opinion letter from the Internal Revenue Service on March 31, 2014.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan Administrator, as defined under ERISA. Prior to October 1, 2018, Prudential Retirement Insurance and Annuity Company and Prudential Bank and Trust FSB was the record-keeper and the trustee of the Plan, respectively. Effective October 1, 2018, Fidelity Investments (the "Record-keeper") and Fidelity Management Trust Company (the "Trustee") have been contracted to serve as the record-keeper and the trustee of the Plan, respectively. The Trustee is the custodian of the investment fund, Wilco is the custodian of the life insurance, and Fidelity Investments is the custodian of Core Laboratories N.V. Common Stock.

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. Participation may commence upon the eligible employee's date of hire. Employees must satisfy a service requirement of 1,000 hours of service during a Plan year to be eligible to receive any employer discretionary contributions.

Contributions

The Plan allows each participant to make pre-tax contributions or after-tax Roth contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $18,500 for 2018. The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution in the amount of $6,000 for 2018, as permitted under the Code. The Company makes safe harbor matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of 4% of the participant's compensation. In addition, the Company may, in its discretion, make an additional employer discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During the year ended December 31, 2018, the Company made safe harbor matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation totaling $3,130,359.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's safe harbor matching contributions, allocations of any additional discretionary Company contribution, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance, as defined below.

Vesting

Participants are fully vested in their contributions, the Company's safe harbor matching contributions and related earnings or losses. Participants vest in Company matching contributions other than the safe harbor matching contributions, discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service, as defined by the Plan. A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, upon death, or attains either the early retirement age of 55 years with 10 years of service or the normal retirement age of 65, as defined by the Plan document.

Investment Program

Participants may direct the investment of their contributions, the Company's matching and any additional discretionary contributions in any registered investment companies (investment funds), common collective trust funds and the Core Laboratories N.V. Common Stock. The Plan's life insurance contract was not available during the years ended December 31, 2018 and 2017 as a participant investment option.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis with some restrictions. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available investment funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Core Laboratories N.V. Common Stock. For insiders, as defined by the U.S. Securities and Exchange Commission, transfers into or out of Core Laboratories N.V. Common Stock are limited to certain trading windows.

Administrative Expenses

The Plan pays substantially all administrative expenses. For the year ended December 31, 2018, the Plan incurred expenses of $303,848.

Expense Offset Arrangements

Fees incurred by the Plan for the investment management services and recordkeeping are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.

Notes Receivable from Participants

The Plan permits eligible participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Notes receivable bore interest ranging from 5.5% to 6.25% at December 31, 2018. Notes receivable are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account and are calculated on a fully amortized basis.

Payment of Benefits and Forfeitures

Upon termination of employment, death, disability, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Core Laboratories N.V. Common Stock. The Plan, upon the participant’s termination, automatically distributes vested account balances less than $1,000 to the participant and automatically rolls over vested account balances between $1,000 and $5,000 into an individual retirement account.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2 or later. Subject to satisfying the applicable requirements of the Code, a participant may also make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months. A participant can withdraw his or her rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Prior to age 59 1/2, a participant may elect an in-service distribution of an amount not exceeding the then value of the participant's vested interest, as defined by the Plan document, in the participant's employer contribution portion of their account, subject to the following limitations: (a) the participant must have been a participant in the Plan for at least five years; and (b) the amount available for such in-service distribution must be an eligible rollover distribution.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored.

Forfeitures, net of amounts restored, may be used to first pay Plan expenses, then to reduce future Company contributions under the Plan. Forfeitures of $85,996 and $120,239 were available to pay Plan expenses or to reduce future Company contributions, at December 31, 2018 and 2017, respectively.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Investment Valuation

Core Laboratories N.V. Common Stock and investment fund securities are valued at fair value. Core Laboratories N.V. Common Stock values are based on their quoted market prices. Investments in shares of the funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Plan's interest in the group annuity contract is valued based on the information provided by the issuer and is carried at the contract value, which approximates fair value. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Investment Income

Investment income includes the net appreciation or depreciation in the fair value of the Plan's fair value investments, consisting of realized and unrealized gains and losses. Dividend and interest income from investments and notes receivable from participants are recorded as earned and allocated to participants based upon their proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amount of net assets available for benefits and changes therein.

Plan management evaluates estimates on an ongoing basis and utilizes historical experience, as well as various other assumptions believed to be reasonable in a given circumstance, in order to make these estimates. Actual results could differ from estimates, as assumptions and conditions change.

Benefit Payments

Benefits are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

In determining fair value, the degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan's financial instruments, the Plan classifies them into the following three-level hierarchy:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•
Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities in active or inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 includes unobservable inputs which reflect the Plan's estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining the fair value of the assets and liabilities, the Plan generally uses two approaches, the market approach and the cost approach. The market approach uses prices and other relevant data based on market transactions involving identical or comparable assets. The cost approach is the amount that would be currently required to replace an asset and indicates the cost to the Plan to require a substitute asset.

The following is a description of the valuation methods used for assets measured at fair value at December 31, 2018 and 2017. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Registered Investment Companies (investment funds): The fair value of these funds is based on the daily closing price as reported by the fund (Market approach). Investment funds held by the Plan are open-end investment funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The investment funds held by the Plan are deemed to be actively traded.

Core Laboratories N.V. Common Stock: The fair value of this security is based on observable market quotations in an active market and is priced on a daily basis at the close of business (Market approach).

Life insurance contracts: The fair value of these contracts is based on the cash surrender value of the contracts (Cost approach).

Common collective trusts: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business. (Market approach)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2018 and 2017:

		Fair Value Measurement at December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Investment funds	$71,399,253	$71,399,253	$—	$—
Core Laboratories N.V. Common Stock	22,964,136	22,964,136	—	—
Life Insurance Contract	76,187	—	—	76,187
Net assets in fair value hierarchy	$94,439,576	$94,363,389	$—	$76,187
Investments measured at NAV (1)	$84,595,477
Total	$179,035,053

(1) In accordance with ASC 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the fair value of the Plan's assets at the end of each respective year.

		Fair Value Measurement at December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Investment funds	$120,335,380	$120,335,380	$—	$—
Core Laboratories N.V. Common Stock	42,339,574	42,339,574	—	—
Life insurance contract	78,641	—	—	78,641
Total	$162,753,595	$162,674,954	$—	$78,641

The following tables present the changes in fair value of the Plan's Level 3 investment assets for the years ended December 31, 2018 and 2017:

	2018	2017
Balance at January 1,	$78,641	$74,896
Interest income and (disbursements) on investments	(2,454)	3,745
Balance at December 31,	$76,187	$78,641

Fair Value of Investments in Entities that Use NAV

Common Collective Trust *	Fair Value as of December 31, 2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Putnam Stable Value Fund	$28,064,828	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2020 Fund	13,141,273	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2025 Fund	12,764,580	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2030 Fund	6,642,982	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend Income Fund	6,462,758	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2035 Fund	5,334,092	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2040 Fund	4,608,397	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2045 Fund	4,592,825	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2050 Fund	2,429,457	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2055 Fund	519,108	N/A	Daily	None	None
JP Morgan SmartRetirement Passive Blend 2060 Fund	35,177	N/A	Daily	None	None
	$84,595,477
* The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of various indexes. The collective trust funds are valued at the NAV per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date.

4.	INVESTMENTS CARRIED AT CONTRACT VALUE

Group Annuity Contract

The Plan invests in a group annuity contract with Prudential Retirement Insurance and Annuity Company ("PRIAC") with the purpose to fund the guaranteed benefits for the Plan.

The group annuity contract is fully benefit-responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Plan. Contract value, which estimates fair value, as reported to the Plan by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity spread product. Upon a discontinuance of the contract, contract value would be paid no later than 90 days from the date notice of discontinuance is provided. This contract's operation does not have provisions to contract at a value other than contract value. The fund is not backed by specific securities but instead backed by PRIAC's general account. As a result of the contract terms, contract value approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.50%. The crediting interest rate for the year ended December 31, 2018 was 1.95% on the participants' group annuity contract account balances. A single crediting rate is applied to all contributions made to the fund regardless of the timing of those contributions. Such interest rates are reviewed on a semi-annual basis. The average yield for the year ended December 31, 2018 was 1.95%.

The group annuity contract ceased to be offered as an investment option upon the transition to Fidelity Investments, effective on October 1, 2018. This investment option was liquidated and account balances were transferred at contract value to the Putnam Stable Value Fund as part of the transition

5.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in investment funds, and Core Laboratories N.V. Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits, and the amounts reported in participant accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan from January 1, 2017 through September 30, 2018 was subject to a favorable determination letter dated July 6, 2015, from the Internal Revenue Service, stating that the Plan, as then designed, was in compliance with applicable requirements of the IRC of 1986, as amended.

Effective October 1, 2018, the Plan adopted by the Company is a volume submitter (“VS”) plan that is designed to comply with provisions of the IRC Economic Growth and Tax Reconciliation Act of 2001 (“EGTRRA”). Such VS plans are pre-approved by the Internal Revenue Service by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan is eligible for a six-year remedial amendment cycle. Because the Plan is a VS plan, the Company is not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable opinion letter from the Internal Revenue Service on March 31, 2014.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides for investment in shares of Core Laboratories N.V. Common Stock, investment in funds managed by the Trustee, and a group annuity issued by the record-keeper. The Plan also allows participants to borrow from their vested balances. These transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules; consequently, these transactions are permitted.

SUPPLEMENTAL SCHEDULE

Form 5500, SCHEDULE H, line 4i

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

Plan Number: 001
EIN: 76-0446294

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	** (e) Current Value

*	Core Laboratories N.V.	Common Stock	$22,964,136
	Putnam	Investment Fund - Putnam Stable Value	28,064,828
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2020 Fund	13,141,273
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2025 Fund	12,764,580
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2030 Fund	6,642,982
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend Income Fund	6,462,758
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2035 Fund	5,334,092
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2040 Fund	4,608,397
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2045 Fund	4,592,825
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2050 Fund	2,429,457
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2055 Fund	519,108
	JP Morgan Chase Bank	Investment Fund - SmartRetirement Passive Blend 2060 Fund	35,177
	The Vanguard Group	Investment Fund - 500 Index Fund Signal Class	12,132,355
	American Funds	Investment Fund - Washington Mutual Investors Fund - Class R-6	11,698,065
	American Funds	Investment Fund - The Growth Fund of America - Class R-6	10,848,806
	Touchstone	Investment Fund - Small Company Fund - Class R-6	5,471,804
	American Funds	Investment Fund - EuroPacific Growth Fund - Class R-6	5,285,114
	RidgeWorth Investments	Investment Fund - Mid-Cap Value Equity Fund	5,038,139
	PIMCO Funds	Investment Fund - Total Return Fund Institutional Class	4,922,134
*	Participant Loans	Interest rates ranging from 5.50% to 6.25% with varying maturity dates	2,946,369
	The Vanguard Group	Investment Fund - Total Stock Market Index	2,730,651
	The Vanguard Group	Investment Fund - Small Cap Stock Index	2,605,568
	Cohen & Steers Funds	Investment Fund - Realty Shares	2,095,691
	American Funds	Investment Fund - New World Fund - Class R-6	2,030,955
	JP Morgan	Investment Fund - Mid Cap Growth Fund	1,728,014
	The Vanguard Group	Investment Fund - Mid Capitalization Index	1,483,562
	The Vanguard Group	Investment Fund - International Explorer Fund	1,400,731
	Victory Capital Management	Investment Fund - Small Company Opportunity Fund	1,259,423
	The Vanguard Group	Investment Fund - Total Stock Market Index Admiral	471,299
	Calvert Investments	Investment Fund - Calvert Social Index	137,299
	Conseco Life Insurance Company	Life Insurance Policies - Cash surrender value	76,187
	Dimensional Fund Advisors	Investment Fund - US Social Core Equity Fund	59,643
			$181,981,422

*    Represents a party-in-interest transaction.
**    Cost information is not presented because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

	By:	Administrative Committee of the
Core Laboratories Profit Sharing and
Retirement Plan

Date: June 24, 2019	By:	/s/ Christopher S. Hill
Christopher S. Hill
Administrative Committee Member,
Core Laboratories Profit Sharing and
Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm - Ham, Langston & Brezina L.L.P.